MASLON Maslon Edelman Borman & Brand, LLP
P 612.672.8200 F 612.672.8397 www.maslon.com	3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402-4140

January 16, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com

Via Facsimile and Edgar Transmission

Mr. Christian Windsor, Special Counsel
Financial Services Group
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Equitex, Inc. (the “Company”) Revised Preliminary Proxy Statement File No. 0-12374, filed December 21, 2005 Form S-3 File No. 333-130316 Filed December 14, 2005

Dear Mr. Windsor:

As counsel for the Company and on its behalf, this letter will respond to your comment letter dated January 10, 2006, with respect to the above-referenced matters (the “Comment Letter”). The following responses are numbered to correspond to the Comment Letter.

Proxy Statement

Recent Sales of Unregistered Securities, page 24

1.
With regard to the individuals and entities receiving compensation that you identified in your previous response, supplementally advise us as to whether they are licensed to sell securities. If not, advise us to the exemption that allowed them to sell the securities in that offering.

Response: In our previous response, we identified that compensation in the aggregate amount of $180,000 was paid in the following manner: (1) $151,500 to Blake Advisors, LLC; (2) $7,500 to Feltl and Company; and (3) $21,000 to Mr. Ijaz Anwar, the chief financial officer of FastFunds Financial Corporation, a subsidiary of the Company, as a bonus for services he provided in connection with identifying investors in connection with the offering. We will separately respond to your comment for each of these entities in provisions (a) - (c) below.

(a) The Company compensated Blake Advisors, LLC (“Blake”) for its services as a finder, and not as a broker. The Company has advised us that Blake’s compensation of $151,500 was not based on the amount of investments to the Company resulting from the introductions, but rather was a flat fee of $150,000 for his services, with an additional $1,500 for expenses relating to such services.

Mr. Christian Windsor, Special Counsel

January 16, 2006

The Company has advised us that Blake was retained to locate potential investors for the Company in its private placement offering, and that Blake’s actions with regard to the offering were limited to introducing the Company to the potential investors. Upon identification of the potential investors, we understand that Blake had limited involvement in the process of completing the investment. The Company and the respective investors negotiated the terms of the investment, including the valuation of the Company securities to be sold. When made, the investments were directly submitted by the respective investors to the Company. The offering did not include any general solicitations, and involved only investors to which either the Company or Blake had preexisting relationships. Blake has further represented to the Company that it did not provide the potential investors any investment-related advice regarding the Company’s securities.

(b) Feltl and Company is registered as a broker-dealer with the NASD and the Securities and Exchange Commission.

(c) At the time of the offering, Ijaz Anwar served as the Chief Financial Officer of FastFunds Financial Corporation, a majority subsidiary of the Company (“FastFunds”). The compensation paid to Mr. Anwar was as a bonus for his services in identifying potential investors in the offering. As with Blake Advisors above, Mr. Anwar’s actions were as a finder, and were limited to identifying potential investors. Mr. Anwar did not participate in the negotiating the terms of the offering or serve in any other capacity.

Mr. Anwar generally performs substantial duties for or on behalf of a subsidiary of the Company otherwise than in connection with transactions in securities. He has advised the Company that he has not previously participated in the offering or sale of securities for compensation for the Company or any other issuer, and does not at this time contemplate doing so.

2.
With regard to your previous response number 3, the staff questions whether two transactions by the Company complied with NASD Rules 4310(C)(25)(H)(i) and 4460(i)(1) which appear to require shareholder approval prior to the initiation of the transactions. In this regard, supplementally provide the staff with the following information regarding these three transactions:

•	The number of common shares outstanding on the day prior to the transaction date;

•	The market price of the common stock on the date of the transaction;

•	The potential number of common shares issuable as a result of the transaction; and

•	Whether or not shareholder approval was sought, and, if so, on what date and by what means.

The two transactions are: (1) the March 2004 sale in convertible promissory notes of $5,000,000, convertible into common at 85% of the market price, along with 133,334 warrants and an additional 50,000 warrants issued to an advisory firm (See footnote 8C form [sic] the Form 10-K) and (2) the September 2005 issuance of $1,500,000 convertible promissory note and 125,000 warrants.

Mr. Christian Windsor, Special Counsel

January 16, 2006

Response: Please note that we have addressed your comment with regard to NASD Rule 4350(i)(1)(D) in lieu of NASD Rules 4310(C)(25)(H)(i) and 4460(i)(1). We will respond to your comment with regard to each of the transactions in provisions (a) and (b) below:

(a) On March 8, 2004, the Company entered into a Purchase Agreement with Pandora Partners, L.P. (“Pandora”) and Whitebox Hedged High Yield Partners, L.P. (“Whitebox”), pursuant to which the Company sold, in consideration of $5,000,000, convertible promissory notes in the aggregate amount of $5,000,0000 (the “2004 Notes”), together with warrants to purchase an additional 1,100,000 shares of common stock (the “2004 Warrants”). On March 5, 2004, the business day prior to the date of the transaction, the Company had 33,875,322 shares of common stock outstanding1 . According to The Nasdaq Stock Market, the closing market price of Equitex common stock on March 8, 2004 was $1.03 per share.

Based on the fixed conversion price of $1.35 as set forth in the 2004 Notes, the principal balance under the 2004 Notes, if the holders converted the entire amount prior to any payment of principal by the Company, would be convertible into an aggregate of approximately 3,703,704 shares of common stock. Taking into account the additional 1,100,000 shares of common stock into which the 2004 Warrants are exercisable, the total number of shares of common stock issuable pursuant to the March 8, 2004 transaction is 4,803,7042 , which constitutes approximately 14.2% of the number of shares of common stock outstanding on the date of the transaction. Accordingly, shareholder approval is not required pursuant to NASD Rule 4350(i)(1)(D), and therefore was not sought.

The Company did retain the option to pay any scheduled monthly payment under the Notes in common stock at an effective per share price equal to 85% of the average of the high closing bid prices over the 20 trading days immediately prior to the date of the scheduled payment. Additionally, the Company could elect to pay up to $40,000 of the principal balance of the note in common stock at the same effective price per share. Although the issuance of common stock in payment of the Notes at a variable price would affect the number of shares of common stock issued pursuant to the transaction, this alternative is solely within the discretion of the Company. The Company does not intend to issue shares pursuant to the voluntary prepayment option in the event such issuance could create a scenario in which the Company would be required to issue common stock in an amount greater than 20% of the number of shares outstanding on the date of the transaction. As this is not an option of the holders of the Notes, and is within the complete control of the Company, the Company does not believe NASD Rule 4350(i)(1)(D) is in any way compromised.

1 As adjusted for a subsequent 1 for 6 reverse stock split effected on January 25, 2005, the Company had 5,645,887 shares outstanding as of March 8, 2004.
2 As adjusted for the 1 for 6 reverse stock split effected January 25, 2005, the principal balance on the 2004 Notes would be convertible into 617,284 shares of common stock, to be added to 183,333 warrants for a total number of 800,617 shares of common stock issuable pursuant to the March 8, 2004 transaction.

Mr. Christian Windsor, Special Counsel

January 16, 2006

(b) On September 15, 2005, the Company entered into a Purchase Agreement with Pandora and Whitebox pursuant to which the Company, in consideration of $1,500,000, sold convertible promissory notes in the aggregate amount of $1,500,000 (the “2005 Notes”), together with warrants to purchase an additional 125,000 shares of common stock (the “2005 Warrants”). On September 14, 2005, the Company had 7,338,502 shares of common stock outstanding. According to The Nasdaq Stock Market, the closing market price of Equitex common stock on September 15, 2005 was $5.66 per share.

Based on the fixed conversion price of $5.50 as set forth in the 2005 Notes, the principal balance under the 2005 Notes, if the holders converted the entire amount prior to any payment of principal by the Company, would be convertible into an aggregate of approximately 272,728 shares of common stock. Taking into account the additional 125,000 shares of common stock into which the 2005 Warrants are exercisable, the total number of shares of common stock issuable pursuant to the September 15, 2005 transaction is 397,728, which constitutes approximately 5.5% of the number of shares of common stock outstanding on the date of the transaction. Accordingly, shareholder approval is not required pursuant to NASD Rule 4350(i)(1)(D), and therefore was not sought. As addressed above in Paragraph 2(a), the Company did retain the right to make monthly payments at a price equal to 85% of the average of the closing bid prices over the 20 trading days immediately prior to the date of the scheduled payment, but this was again within the sole discretion of the Company and should not affect the analysis regarding NASD Rule 4350(i)(1)(D).

In contemplation of the shareholder approval requirements, the Company also incorporated an additional safeguard in the 2005 Notes. The holders of the 2005 Notes are not permitted to convert or take shares of common stock in payment, and the Company is not permitted to force a conversion or pay in shares of common stock, if the aggregate number of shares of common stock issued upon conversion or payment, together with the 125,000 shares issuable upon exercise of the 2005 Warrants, would exceed 10% of the total number of shares of common stock issued and outstanding on the date of the transaction.

3.
With regards to the $5,000,000 Note and the Registration on Form S-3, file number 333-116294, advise us as to why the Form 10-K indicates a conversion rate of $8.10, then $6.885 when the Agreements state $1.35 and the Registration Statement indicates this was reduced to $1.1475. In addition, provide us with a list of shares issued under these Agreements, whether for interest on the notes, conversion of the note or exercise of warrants and the prices/values used for each such issuance. Finally, advise us if the Prospectus in this Registration Statement is still being used.

Response: The $1.35 conversion rate referenced in the Agreement reflects the conversion price relating to the convertible instrument on March 8, 2004, the date it was issued. As referenced in registration statement File No. 333-116294 (filed on July 9, 2004), the conversion price was reduced to $1.1475 pursuant to another transaction entered by the Company. The conversion rates as set forth in the Annual Report on Form 10-K for the year ended December 31, 2004 reflect a 1 for 6 reverse stock split effected on January 25, 2005. As modified to reflect the stock split, the initial conversion price applicable to the convertible instruments would have been $8.10 per share, which was later reduced to $6.885 per share. Attached hereto as Attachment 1 is a list of the shares that have been issued under the March 8, 2004 transaction, including (i) the party to whom they were issued, (ii) the timing of the issuance, (iii) whether such shares were issued as interest on the notes, conversion of the notes or exercise of the warrants, and (iv) the prices/values used for each such issuance.

Mr. Christian Windsor, Special Counsel

January 16, 2006

The Prospectus in registration statement File No. 333-116294 is still being used. The staff questioned the Company’s continued use of this prospectus after the Company’s reverse stock split when such prospectus has not been supplemented to reflect the new conversion price resulting from such reverse stock split. The Company had not believed that the reverse stock split would require a prospectus supplement to be filed solely to reflect the new conversion price. Nevertheless, the Company is willing to promptly supplement the prospectus upon the staff’s recommendation for it to do so.

4.
With regards to the September 2005 sale noted above, advise the staff supplementally as to how many shares of common stock have been issued pursuant to this transaction, either through conversion of the note, exercise of the warrants or through payment of interest on the note and at what prices/values. Finally, please inform us as to when the agreement(s) underlying the note were filed with the Commission, i.e., the date filed.

Response: At this time, there have been no shares of common stock issued pursuant to the September 2005 transaction.

The Company inadvertently failed to file the agreements referenced in your comment with its Current Report on Form 8-K filed on September 19, 2005 disclosing the material provisions of the transaction or in the subsequent Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 which was filed with the SEC on November 21, 2005. The Company plans to file these agreements together with the amendments to its Registration Statement on Form S-3 addressing your comments.

5.
Noting the recent development section proposed (and provided in your previous response), revise to add additional disclosures regarding whether the Company will have any revenue generating operations after the sale as well as the impact on the Agreements underlying the 2 transactions involving the convertible promissory notes identified above as well as any other agreements that are potentially adjustable as a result of the Chex asset sale.

Response: Attached as Attachment 2 is the proposed revision to the recent developments section incorporating an additional disclosure responsive to your comment. The Company proposes to insert into such section the statement that “[A]s a result, subsequent to the sale of FastFunds, the Company does not anticipate having any revenue-generating operations until such time that the merger transaction with Hydrogen Power is effected and Hydrogen Power successfully implements its business plan.”

With regard to the second part of your comment, the Chex transaction will not have any impact on the two transactions, as the Company has obtained a written waiver and consent of the necessary parties, Pandora and Whitebox, to enter into the Chex transaction. A copy of the waiver and consent is attached hereto as Attachment 3 (due to the poor readability of the executed document, we have also attached for your convenience an unexecuted final draft of the waiver and consent).

6.
We note that you relied upon Regulation D, Rule 506 for many, if not all, of the issuances that were supplementally identified, however, we do not find any of the required Forms D to have been filed. Please advise or file the Form D’s.

Mr. Christian Windsor, Special Counsel

January 16, 2006

Response: Attached hereto as Attachment 4 is an updated chart identifying the Company’s securities issuances since 2004. We have updated this chart since our response letter dated December 27, 2005 in an effort to clarify the primary exemptions relied upon. Notwithstanding the foregoing and the references in the chart itself, the exemptions identified are not intended to be exclusive as to the respective transactions. The Company is preparing and will promptly file Form Ds for each of the issuances identified on the chart as relying upon an exemption under Rule 506 and its standards.

7.
We note that many of the private placements were conducted while effective registration statements were being used. In this regard, please advise us as to what Prospectuses the Company is still using (selling shareholders offerings included), how many shares that were sold under each active prospectus thus far and how many shares are still being offered under active prospectuses. Finally, provide us with authority to conduct private placements while active public offerings are still ongoing.

Response: Currently, the prospectuses related to registration statements 333-101731 (last filed on December 9, 2002 and replacing 333-73374) and 333-116294 (last filed on July 9, 2004) are the only ones still active (excluding two active registration statements on Form S-8). All of these prospectuses relate to resale offerings made by selling shareholders. To date, and based on information provided to us by the Company’s common stock transfer agent, shares of common stock in the following amounts have been transacted and remain offered under such registration statements (please note that all figures are set forth on a post-reverse-split basis ):

	333-101731	333-116294
Shares Transacted:	2,190,059	390,493
Shares Still Offered:	2,013,785	1,100,030

The staff questioned the Company’s continued use of prospectuses after the Company’s reverse stock split that have not been supplemented to reflect new share numbers resulting from such reverse stock split. The Company had not believed that the reverse stock split would require prospectus supplements to be filed solely to reflect new share numbers. Nevertheless, the Company is willing to promptly supplement the prospectuses upon the staff’s recommendation for it to do so.

In response to the question posed in the final sentence of your comment, we believe that you may be referring to general solicitation and integration concepts. For our full analysis of these issues, please see our response to comment 8 below.

8.
Similarly, several of your private placements were completed at a time in which you were in registration for resales of your common stock. Please provide your detailed legal analysis as to why the private placements should not be integrated with the ongoing registration process as the registration statements could act as general solicitation for your common stock.

 Response: Because general solicitation and integration are two separate concepts, we will answer your question in two parts.

(a)  General Solicitation. The active resale registration statements noted above are not properly considered to have been general solicitations of the common stock (and equivalents) offered and sold in the subject private placements because:

Mr. Christian Windsor, Special Counsel

January 16, 2006

•
the public resale offerings are offerings (and corresponding solicitations) made by third parties (i.e., selling shareholders) whereas the private placements discussed below are offerings made by the Company

•
those registration statements were not in any way used in connection with the above private transactions, and the Company did not refer to those registration statements when offering the securities sold in the private placements

•
all of the private placements consummated during the subject time period were with sophisticated and accredited investors who acknowledged to the Company in relevant purchase documents or securities instruments that they were receiving restricted securities in a private transaction

•
the Company had a pre-existing relationship with all purchasers in the private placements either directly or, in the case of March 2004 private placement of convertible promissory notes and warrants to Whitebox Hedged High Yield Partners, L.P. and Pandora Select Partners, L.P., through Company shareholders

•	the Company filed those registration statements solely to fulfill then-current contractual obligations with third-party investors who had previously purchased Company common stock or equivalents

•	the Company itself is not a seller under the active prospectuses, and filed them in a “quiet” manner (i.e., without the circulation of any preliminary prospectuses)

•	the private placements were not part of scheme to avoid the registration provisions of the Securities Act, and

•
the terms of the various private placements are otherwise not properly integratable with the public resale offerings (as outlined in the table below) — as a result, the filing and existence of the active resale registration statements cannot be “general solicitation” for transactions involving very different terms and purposes.

(b) Integration. We acknowledge the inapplicability of Rule 155 to the integration issue posed by your comment (because there was no abandoned public offering). Therefore, below we provide analyses of the private transactions consummated during the subject period in light of the five-factor integration test acknowledged by the Commission and the courts. Importantly, we note that the party engaged in the offer and sale of securities in the private placements discussed below (namely, the Company) is not the same as the parties engaged in the public resale offerings (namely, the selling shareholders).

March 2004 Private Placement. This private placement involved the issuance of $5 million in convertible promissory notes and warrants to two accredited investors. This private transaction was not in any way dependent upon the public resale offerings, nor vice versa. The success or failure of either offering would not have affected the other. The private offering was not contemplated at the time of the earlier public resale offering.

Mr. Christian Windsor, Special Counsel

January 16, 2006

Moreover, the methods of distribution and sale (and the parties making such sales) in the private and public offerings were completely different. Obviously, the second public resale offering (File No. 333-116294) was undertaken solely to satisfy registration rights covenants that the Company made to these investors. For these reasons, the public resale offerings and the March 2004 private placement are not part of a single plan of financing.

With respect to the other integration factors, the public resale offering involves common stock whereas the March 2004 private placement did not directly involve common stock. The Company did not and will not receive any proceeds from sales made in connection with the public resale offerings. To the contrary, in the March 2004 private placement the Company received cash in exchange for its issuance of securities. The Company undertook the March 2004 private placement solely to provide capital for the Company’s then wholly owned operating subsidiary, Chex Services, Inc. As indicated above, the Company undertook the public resale offerings solely to satisfy existing contractual obligations with investors. Therefore, the March 2004 private placement involved different securities, different consideration, and a different general purpose than the public resale offerings.

June 2005 Private Placement. This private placement involved the issuance of units consisting of common stock and warrants to 19 accredited investors. This private transaction was not in any way dependent upon the subject public resale offerings, nor vice versa. The success or failure of any of the offerings would not have affected the other. This private offering was not contemplated at the time of either of the public resale offerings. Moreover, the methods of distribution and sale (and the parties making such sales) in the private and public offerings were completely different. For these reasons, the public resale offerings and the June 2005 private placement are not part of a single plan of financing.

With respect to the other integration factors, the public resale offering involves common stock while the June 2005 private placement involved units consisting of common stock and warrants. The Company did not and will not receive any proceeds from sales made in connection with the public resale offerings. To the contrary, the Company received cash in exchange for its issuance of securities in the June 2005 private placement. The Company undertook the June 2005 private placement to provide working capital for the Company itself and to cover transaction costs incident to the anticipated merger with Hydrogen Power, Inc. (including an initial $1 million loan to Hydrogen Power, Inc. under the Merger Agreement). As indicated above, the Company undertook the public resale offerings solely to satisfy existing contractual obligations with investors. Therefore, the June 2005 private placement involved different securities, different consideration, and a different general purpose than the public resale offerings.

September 2005 Private Placement. This private placement involved the issuance of $1.5 million in convertible promissory notes and warrants to two accredited investors. This private transaction was not in any way dependent upon the subject public resale offerings, nor vice versa. The success or failure of any of the offerings would not have affected the other. This private offering was not contemplated at the time of either of the public resale offerings. Moreover, the methods of distribution and sale (and the parties making such sales) in the private and public offerings were completely different. For these reasons, the public resale offerings and the September 2005 private placement are not part of a single plan of financing.

Mr. Christian Windsor, Special Counsel

January 16, 2006

With respect to the other integration factors, the public resale offering involves common stock whereas the September 2005 private placement involved convertible debt and warrants. The Company did not and will not receive any proceeds from sales made in connection with the public resale offerings. To the contrary, the Company received cash in exchange for its issuance of securities in the September 2005. The Company undertook the September 2005 private placement to permit it to make a second payment to Hydrogen Power, Inc. as required under the Merger Agreement. As indicated above, the public resale offerings were undertaken solely to satisfy existing contractual obligations with investors. Therefore, the September 2005 private placement involved different securities, different consideration, and a different general purpose than the public resale offerings.

December 2005 Private Placement. This private placement involved the issuance and exchange of securities with an affiliate of Hydrogen Power, Inc. in anticipation of the merger. This private transaction was not in any way dependent upon the subject public resale offerings, nor vice versa. The success or failure of any of the offerings would not have affected the other. This private offering was not contemplated at the time of either of the public resale offerings. Moreover, the methods of distribution and sale (and the parties making such sales) in the private and public offerings were completely different. For these reasons, the public resale offerings and the December 2005 private placement are not part of a single plan of financing.

With respect to the other integration factors, the Company did not and will not receive any proceeds from sales made in connection with the public resale offerings. In the December 2005 private placement the Company received securities of Hydrogen Power, Inc. in exchange for its issuance of securities. As indicated above, the December 2005 private placement was undertaken in anticipation of the merger with Hydrogen Power, Inc. As indicated above, the public resale offerings were undertaken solely to satisfy existing contractual obligations with investors. Therefore, the December 2005 private placement involved different consideration and a different general purpose than the public resale offerings.

Other. During the subject time period and as detailed in Attachment 4 hereto, the Company has engaged in private transactions incident to the exercise of privately placed warrants, the conversion of convertible debt securities, the satisfaction of certain dividend obligations and other corporate liabilities. As with the foregoing private transactions, these various transactions clearly did not involve the same plan of financing or general purpose as those relevant to the public resale offerings. With respect to the exercises and conversions of derivative securities, the decision to exercise or convert was not even made by the Company. Furthermore, various types of consideration were received in those transactions — cash, conversions/exchanges, release from obligations, and cashless exercise in certain circumstances. As indicated above, the Company has not and will not receive any consideration incident to the public resale offerings. For the foregoing reasons, the Company does not believe the subject private placements can be properly integrated with the public resale offerings.

Mr. Christian Windsor, Special Counsel

January 16, 2006

Form S-3

Selling Shareholders, page 15

9.	Supplementally advise the staff as to which promissory note(s) the shares listed in the selling shareholder section for Pandora and Whitebox relate, e.g., the $1,500,000 note.

Response: With regard to the shares of Pandora and Whitebox identified on the selling stockholder chart attached hereto as Attachment 5, the shares listed under the caption “Shares of common stock issued and issuable upon conversion of promissory notes” reflect the registration of the 2005 Notes (as defined in our Response to Comment No. 2). The Company has elected to include a modest number of additional shares the Company may elect to issue in payment of interest on the 2005 Notes. With regard to the shares identified under the caption “Shares of common stock issued or issuable upon exercise of warrants,” the shares reflect the registration of shares issuable upon exercise of the 2005 Warrants (as defined in our Response to Comment No. 2) as well as an aggregate of 133,333 shares of common stock issued to Pandora and Whitebox upon exercise of 2004 Warrants (as defined in Response to Comment No. 2).

10.	Revise the selling shareholder section to indicate a natural person for each entity listed. The listed person(s) should have dispositive power for the entity’s shares.

Response: Attached hereto as Attachment 5 is an amended selling stockholder section responsive to your request.

11.
Revise the selling shareholder section to include a percentage column that identifies the percentage currently owned, which includes all shares that can be acquired within the next 60 days divided by the actual Company shares currently outstanding. In this regard, shares that can be acquired or sold pursuant to other prospectuses should also be included as part of the numerator of the calculation.

Response: Attached hereto as Attachment 5 is an amended selling stockholder section responsive to your request.

Closing Comments

In your Closing Comments, you request a statement from the Company acknowledging that: “[1] the company is responsible for the adequacy and accuracy of the disclosure in the filing; [2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and [3] the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

Response: Please note that the Company will provide an acknowledgement addressing each of these statements and provide it to Division, at your attention, under separate cover.

Mr. Christian Windsor, Special Counsel

January 16, 2006

* * * *

Please do not hesitate to contact me at (612) 672-8311 or William Mower at (612) 672-8358, with any questions concerning the responses included in this letter.

Very truly yours,
/s/ Ranga Nuttaki
Ranga Nutakki

RSN:ck

cc: Henry Fong

Attachment 1

Equitex, Inc.	Common stock issued under $5,000,000 Pandora/Whitebox Notes

		Common stock issued for
Issuances	Date	Warrants	Principal	Interest	Price Paid

Blake Capital	8/30/2004	16,667			$ 3.30
Blake Capital	2/4/2005	33,334			$ 2.22
Pandora Select Partners	5/8/2005		11,329	2,317	$ 3.34
Whitebox Hedged High Yield	5/8/2005		7,553	1,544	$ 3.34
Pandora Select Partners	6/8/2005		20,273	320	$ 3.86
Whitebox Hedged High Yield	6/8/2005		13,516	212	$ 3.86
Pandora Select Partners	6/9/2005	80,000			$ 3.75
Whitebox Hedged High Yield	6/9/2005	53,333			$ 3.75
Pandora Select Partners	7/8/2005		17,478	3,332	$ 3.88
Whitebox Hedged High Yield	7/8/2005		11,652	2,222	$ 3.88
Pandora Select Partners	9/8/2005		15,188	2,691	$ 3.93
Whitebox Hedged High Yield	9/8/2005		10,125	1,794	$ 3.93
Pandora Select Partners	10/8/2005		13,665	2,323	$ 5.05
Whitebox Hedged High Yield	10/8/2005		9,110	1,549	$ 5.05
Pandora Select Partners	11/8/2005		15,024	2,453	$ 4.62
Whitebox Hedged High Yield	11/8/2005		10,016	1,635	$ 4.62
Pandora Select Partners	12/8/2005		15,480	2,423	$ 4.51
Whitebox Hedged High Yield	12/8/2005		10,320	1,615	$ 4.51

		183,334	180,729	26,430

		Total shares issued	390,493

Attachment 2

“Recent Developments - Agreement to Sell Assets of FastFunds Financial Corporation

On December 22, 2005, FastFunds Financial Corporation (“Fast Funds”) entered into an asset purchase agreement pursuant to which FastFunds agreed to sell substantially all of its operating assets for $14 million in cash to Game Financial, Inc., a subsidiary of Certegy, Inc. The Company, which owns approximately 73 percent of Fast Funds’ outstanding capital stock, agreed to guaranty FastFunds’ obligations under the purchase agreement. Additionally, the Company has entered into a voting agreement pursuant to which it has agreed to vote its shares of FastFunds stock in favor of the sale. Following the completion of the transaction, which is subject to various closing conditions, FastFunds will no longer have any ongoing business operations, but will become a public reporting shell company. As a result, subsequent to the sale of FastFunds, the Company does not anticipate any revenue-generating operations until such time that the merger transaction with Hydrogen Power is effected and Hydrogen Power successfully implements its business plan.”

Attachment 3

CONSENT

The Undersigned, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on behalf of Pandora Select Partners, L.P., a British Virgin Islands limited partnership (“Pandora”), Whitebox Hedged High Yield Partners, L.P., a British Virgin Islands limited partnership (“Whitebox”), and Equitex, Inc., a Delaware corporation, hereby consent to the sale by Chex Services, Inc., a Minnesota corporation (“Chex”), and FastFunds Financial Corporation, a Nevada corporation (“FastFunds”), of substantially all of the assets of Chex to Game Financial Corporation, a Minnesota corporation (and/or its affiliates) (collectively, “Game Financial”), the execution and delivery by Chex and FastFunds of an asset purchase agreement, the most recent version of which has been reviewed by the parties, with Game Financial for such purpose, on such terms as Chex, FastFunds and Game Financial may agree, the execution and delivery of all agreements and instruments that may be contemplated thereby (including without limitation any and all voting agreements to which FastFunds and/or Equitex, Inc., may be a party (and corresponding proxy appointments) and a guaranty agreement by and between Game Financial and Equitex, Inc.) (collectively, “ancillary agreements”), and the consummation of all transactions contemplated by such asset purchase agreement and the ancillary agreements. The undersigned also agree to release (prior to the closing of such sale) all security interests, pledges, mortgages, liens, charges, adverse claims of ownership or use, restrictions on transfer (such as a right of first refusal or other similar right), defects of title, and other encumbrances of any kind or character that either of them may have on or with respect to the assets being sold to Game Financial. The undersigned acknowledge that Game Financial’s willingness to enter into an agreement to purchase such assets is done in reliance on this Consent.

This Consent is delivered in connection with that certain Equitex Security Agreement by and among Equitex, Inc., Pandora and Whitebox dated March 8, 2004, that certain Security Agreement by and among Equitex, Inc., FastFunds (f/k/a Seven Ventures, Inc.), Pandora and Whitebox dated June 7, 2004, and that certain Chex Guarantee Security Agreement by and among Chex, Pandora and Whitebox dated March 8, 2004.

PANDORA SELECT PARTNERS, L.P.:	EQUITEX, INC.:
By: /s/ Jonathan Wood	By: /s/ Henry Fong
Name: Jonathan Wood	Name: Henry Fong
Title: CFO Director	Title: President

WHITEBOX HEDGED HIGH YIELD PARTNERS, L.P.:
By: /s/ Jonathan Wood
Name: Jonathan Wood
Title: CFO Director

Attachment 4

Equitex, Inc.	Securities Issuances 2004 - Present	Attachment A

Issued to	Quantity	Price per Share or Exercise Price	Issuance Date (Beginning & End of Offering if Applicable)	Type	Description	Number of Purchasers	Exemption	Compensation	Warrant / Note/ Preferred Original Issue Date

Common Stock Issuances
2004
Robert Gordon	1,617	$ 0.12	3/8/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
John Ablahani	1,617	$ 0.12	3/8/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
Amico Trust	10,512	$ 0.12	7/21/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
Blake Capital	16,667	$ 3.30	8/30/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Mar-04
Patricia Jersey	1,617	$ 0.12	9/21/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
Nick Shermeta	653	$ 0.12	10/1/2004	Common	Cashless Warrant Exercise	1	4(2); 3(a)(9)	None	Aug-01
C. Frederick LeBaron	4,324	$ 0.12	10/1/2004	Common	Series F Preferred Make-up provision	1	4(2); no sale	None	Jul-00
Victoria Giorgione	3,235	$ 0.12	10/27/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01
Amico Trust III	10,512	$ 0.12	11/10/2004	Common	Warrant Exercise	1	4(2); R. 506	None	Aug-01

2005
Gulfstream Irrevocable Trust	25,426	$ 3.21	2/2/2005	Common	Debt conversion	1	4(2); 3(a)(9)	None
Blake Capital	33,334	$ 2.22	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Mar-04
Chip Rice	40,389	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	7-2002 to 11-2002
William Rice	202	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	7-2002 to 11-2002
Michael Wruck	3,662	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	7-2002 to 11-2002
Chip Rice	11,206	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Sep-03
William Rice	92	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Sep-03
Michael Wruck	596	$ 1.98	2/4/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Sep-03
Goben Enterprises	94,167	$ 1.98	2/7/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Sep-03
CLB Investment Corp	115,387	$ 4.25	3/31/2005	Common	Sale of Key Payables	1	4(2); R. 506	None
Pandora Select Partners	13,646	$ 3.34	5/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Whitebox Hedged High Yield	9,097	$ 3.34	5/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Pandora Select Partners	20,593	$ 3.86	6/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Whitebox Hedged High Yield	13,728	$ 3.86	6/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Pandora Select Partners	80,000	$ 3.75	6/9/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Mar-04
Whitebox Hedged High Yield	53,333	$ 3.75	6/9/2005	Common	Warrant Exercise	1	4(2); R. 506	None	Mar-04
Friedlob et al	5,465	$ 5.49	6/14/2005	Common	Settlement of Legal Fees	1	4(2); R. 506	None
June 2005 Private Placement	725,332	$ 3.00	6/9 to 9/19/05	Common	Private Placement	19	4(2); R. 506	$151,500 paid to Blake Advisors, LLC; $7,500 paid to Feltl and Co.; and $21,000 paid to I. Anwar
Scott Lucas	18,509	$ 4.30	6/30/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None
CLB Investment Corp	14,755	$ 4.30	6/30/2005	Common	Sale of Key/EQTX Payables	1	4(2); R. 506	None
C. Frederick LeBaron, Jr.	5,550	$ 4.30	6/30/2005	Common	Issue Stock for Legal Fees	1	4(2); R. 506	None
The Shaar Fund	203,529	$ 2.00	7/1/2005	Common	Series D Preferred	1	4(2); 3(a)(9)	None	Aug-99
Pandora Select Partners	20,810	$ 3.88	7/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Whitebox Hedged High Yield	13,874	$ 3.88	7/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Maslon et al	5,000	$ 5.00	9/2/2005	Common	Issue Stock for A/P	1	4(2); R. 506	None
Pandora Select Partners	17,879	$ 3.93	9/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Whitebox Hedged High Yield	11,919	$ 3.93	9/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
George Connors	15,152	$ 6.27	9/28/2005	Common	Payment of Chex Payable	1	4(2); R. 506	None
Pandora Select Partners	15,988	$ 5.05	10/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Whitebox Hedged High Yield	10,659	$ 5.05	10/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Wayne Mills	147,273	$ 2.75	10/18/2005	Common	Series K Preferred Conversion	1	4(2); 3(a)(9)	None	Stockholders
Wayne Mills	614	$ 5.84	10/18/2005	Common	Series K Preferred Dividend	1	4(2); no sale	None	approved at
Intention Capital	2,182	$ 2.75	10/18/2005	Common	Series K Preferred Conversion	1	4(2); 3(a)(9)	None	Dec-04
Intention Capital	9	$ 5.84	10/18/2005	Common	Series K Preferred Dividend	1	4(2); no sale	None	annual meeeting
Pandora Select Partners	17,477	$ 4.62	11/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Whitebox Hedged High Yield	11,651	$ 4.62	11/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04

Equitex, Inc.	Securities Issuances 2004 - Present	Attachment A

Issued to	Quantity	Price per Share or Exercise Price	Issuance Date (Beginning & End of Offering if Applicable)	Type	Description	Number of Purchasers	Exemption	Compensation	Warrant / Note/ Preferred Original Issue Date

Pandora Select Partners	17,903	$ 4.51	12/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Whitebox Hedged High Yield	11,935	$ 4.51	12/8/2005	Common	Note Conversion	1	4(2); 3(a)(9)	None	Mar-04
Aton Select Fund Ltd	700,000	n/a	12/5/2005	Common	Exchanged for 850,000 shares of Hydrgen Power, Inc.	1	4(2); R. 506	None
Brownie Lake Partners	36,364	$ 2.75	12/27/2005	Common	Series K Preferred Conversion	1	4(2); 3(a)(9)	None	Approved
Brownie Lake Partners	331	$ 5.11	12/27/2005	Common	Series K Preferred Dividend	1	4(2); no sale	None	by Stockholders
	2,545,018
Derivatives									Cross Reference to S-3 Table (Attachment D)
Pandora/Whitebox Loan	133,333	$ 7.65	3/8/2004	Warrants	Issued w/$5M note	2	4(2); R. 506	None
Blake Capital	50,000	$ 7.65	3/8/2004	Warrants	Issued w/$5M note	1	4(2); R. 506	None
Pandora/Whitebox Loan	133,333	$ 6.00	6/8/2005	Warrants		2	4(2); R. 506	None	1
Pandora/Whitebox Loan	125,000	$ 6.00	9/15/2005	Warrants		2	4(2); R. 506	None	2
June 2005 Private Placement	362,666	$ 5.50	6/9 to 9/19/05	Warrants		19	4(2); R. 506	None	3
Series K Preferred	175,000	$ 4.50	8/25/2005	Warrants		4	4(2); 3(a)(9)	None	4
Chip Rice	25,000	$ 4.71	9/12/2005	Warrants		1	4(2); R. 506	None	5
Goben Enterprises	75,000	$ 4.71	9/19/2005	Warrants		1	4(2); R. 506	None	6

		Amount ($)
Pandora/Whitebox		$1,500,000.00	9/15/2005	Convert. Note		2	4(2); R. 506	None
Pandora/Whitebox		$5,000,000	3/8/2004	Convert. Note		2	4(2); R. 506	None
Series K Exchange	3,055	$3,055,000.00	8/25/2005	Convert. Pref	Issued in exchange for outstanding preferred stock	4	4(2); 3(a)(9)	None	Approved by stockholders

Attachment 5

SELLING SECURITYHOLDERS

This prospectus relates the resale by the selling securityholders identified below of up to 2,994,408 shares of our common stock. The following table lists, to our knowledge, certain information about the selling securityholders as of December 31, 2005. Except as indicated in the table and accompanying footnotes, the selling securityholders are offering all of the shares of common stock owned by them or issuable to them upon the exercise of the warrants and conversion of debt. We will not receive any proceeds from the sale of the common stock by these selling securityholders. Notwithstanding the foregoing, we do not know when or in what amounts the selling securityholders may offer shares for resale. The selling securityholders may not sell any or all of the shares offered by them for resale under this prospectus. For this reason, we cannot estimate with any certainty the number of shares that will be held by the selling securityholders after completion of this offering. For purposes of the following table, however, we have assumed that, after completion of this offering, the selling securityholders will no longer hold any of the shares offered for resale under this prospectus.

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percent of outstanding common stock owned by security-holder before this offering (3)	Shares of common stock issued and issuable upon conversion of promissory notes	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for security- holder’s account	Amount of common stock owned by security-holder after this offering (4)	Percent of outstanding common stock owned by security-holder after this offering (3)(4)
Pandora Select Partners, L.P. (5)	766,456	8.6%	330,000	155,000	485,000	281,456	3.2%
Whitebox Hedged High Yield Partners, L.P. (6)	510,825	5.8%	220,000	103,333	323,333	187,492	2.1%
Phyllis Mirvis	60,834	0.7%	0	60,833	60,833	1	*
Infinity Advisors (7)	8,333	0.1%	0	8,333	8,333	0	0.0%
Arden O. Wandel	8,333	0.1%	0	8,333	8,333	0	0.0%
Jim D Burford IRA #060000006248	47,501	0.6%	0	15,834	47,501	0	0.0%
Jim D Burford	41,388	0.5%		9,166	27,499	13,889	0.2%
Ijaz Anwar (8)	7,500	0.1%	0	2,500	7,500	0	0.0%
Narasimhan Sundarrajan	30,000	0.4%	0	10,000	30,000	0	0.0%
Goben Enterprises LP (9)	324,169	3.8%	0	100,000	150,000	174,169	2.0%
Pyramid Partners, LP (10)	60,000	0.7%	0	20,000	60,000	0	0.0%

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percent of outstanding common stock owned by security-holder before this offering (3)	Shares of common stock issued and issuable upon conversion of promissory notes	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for security- holder’s account	Amount of common stock owned by security-holder after this offering (4)	Percent of outstanding common stock owned by security-holder after this offering (3)(4)
Daniel S. & Patrice M. Perkins JTWROS	24,000	0.3%	0	8,000	24,000	0	0.0%
Piper Jaffray as custodian FBO Daniel S. Perkins	12,000	0.1%	0	4,000	12,000	0	0.0%
Piper Jaffray as custodian FBO Mark L. Beese IRA	3,000	*	0	1,000	3,000	0	0.0%
Piper Jaffray as custodian FBO David H. Potter IRA	36,000	0.4%	0	12,000	36,000	0	0.0%
Richard Lockwood	75,000	0.9%	0	25,000	75,000	0	0.0%
Daniel Ryweck	15,000	0.2%	0	5,000	15,000	0	0.0%
Terry Pederson	30,000	0.4%	0	10,000	30,000	0	0.0%
Mark Savage	15,000	0.2%	0	5,000	15,000	0	0.0%
John F. Stapleton	324,500	3.8%	0	141,500	324,500	0	0.0%
Industricorp & Co., Inc. FBO Twin City Carpenters Pension Plan 1561000091 (11)	75,000	0.9%	0	25,000	75,000	0	0.0%
Chip A. Rice Bill Rice JTWROS (12)	62,298	0.7%	0	17,000	51,000	11,298	0.1%
Larry P. Arnold	49,998	0.6%	0	16,666	49,998	0	0.0%
John Thysell	40,001	0.5%	0	10,000	30,000	10,001	0.1%
Hunter Ridge Partners LLC (13)	375,000 (14)	4.4%	0	75,000	175,000	200,000 (14)	2.4%
Chip Rice (15)	70,206	0.8%	0	25,000	25,000	45,206	0.5%
Intention Capital, LLC (16)	497,818 (17)	4.99% (18)	0	100,000	100,000	397,818 (17)	4.99% (18)
Maslon Edelman Borman and Brand (19)	5,000	0.1%	0	0	5,000	0	0.0%
George Connors	16,397	0.2%	0	0	15,152	1,245	*

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percent of outstanding common stock owned by security-holder before this offering (3)	Shares of common stock issued and issuable upon conversion of promissory notes	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for security- holder’s account	Amount of common stock owned by security-holder after this offering (4)	Percent of outstanding common stock owned by security-holder after this offering (3)(4)
Gulfstream 1998 Irrevocable Trust (20)	28,531	0.3%	0	0	25,426	3,105	*
Aton Select Fund Limited (21)	700,000	8.3%	0	0	700,000	0	0.0%
TOTALS	4,320,088		550,000	973,498	2,994,408
__________
* represents less than one-tenth of one percent.

(1) The term “selling securityholder” as used throughout this prospectus includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)  Includes shares of common stock that are issued or issuable upon the conversion of promissory notes and the exercise of warrants that are set forth in the table with respect to such selling securityholder. For purposes of the selling securityholder table and consistent with SEC rules, beneficial ownership includes any shares as to which a stockholder has sole or shared voting power or investment power, and also any shares which a securityholder has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned does not constitute an admission on the part of the securityholder that he, she or it is a direct or indirect beneficial owner of those shares.

(3)  Based on 8,436,039 shares outstanding as of December 31, 2005.

(4) Assumes the sale of all of the shares of common stock offered by each selling Securityholders pursuant to this prospectus.

(5) Andrew J. Redleaf, as Managing Member of Whitebox Hedged High Yield Advisors, LLC, which is the general partner and the investment manager of this selling security holder, holds dispositive powers for these shares. Includes 281,456 shares underlying common stock convertible from promissory notes issued in March 2004.

(6) Andrew J. Redleaf, as Managing Member of Pandora Select Advisors, LLC, which is the general partner and the investment manager of this selling security holder, holds dispositive powers for these shares. Includes 187,492 shares underlying common stock convertible from promissory notes issued in March 2004.

(7) Mr. Mark Kroeger, President, holds dispositive powers for these shares.

(8) Mr. Anwar is an officer of FastFunds Financial Corporation, our operating subsidiary.

(9) Mr. Gary Benson, general partner, holds dispositive powers for these shares.

(10) Mr. Richard W. Perkins, general partner, holds dispositive powers for these shares.

(11) Mr. Richard W. Perkins, attorney-in-fact, holds dispositive powers for these shares.

(12) Includes shares owned jointly by Messrs. Rice as well as 92 shares owned by William Rice individually.

(13) Messrs. Dennis Hecker and Wayne W. Mills, each managers and 50% equity holders of Hunter Ridge Partners LLC, hold dispositive powers for these shares.

(14) Includes 200,000 shares of common stock into which 550 shares of Series K Convertible Preferred Stock held by Hunter Ridge Partners LLC is convertible.

(15) Includes 45,206 shares owned jointly by Chip Rice with William Rice.

(16) Mr. Wayne W. Mills, the sole member, holds dispositive powers for these shares.

(17) Includes 397,818 shares of common stock into which 1,094 shares of Series K Convertible Preferred Stock held by Intention Capital, LLC is convertible.

(18) Pursuant to the Certificate of Designation for the Series K Convertible Preferred Stock, the shares of Series K Convertible Preferred Stock held by Intention Capital, LLC and Hunter Ridge Partners LLC cannot be converted into common stock of Equitex to the extent that such conversion(s) would result in the beneficial ownership by Mr. Mills (or his affiliates) of more than 4.99% of the outstanding shares of common stock of Equitex at the time of the conversion.

(19) Maslon Edelman Borman & Brand, LLP is a limited liability partnership with approximately 45 limited partners, none of which individually hold dispositive power for these shares.

(20) Mr. Leo T. Fong, trustee, holds dispositive powers for these shares.

(21) Mr. Werner Keicher, director, holds dispositive powers for these shares.